SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 16th of July, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            Twin Mining Corporation

                                                        (Registrant)

Date July 16, 2003

                                    s.   Hermann Derbuch

                                    Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining’s Atlanta Gold Corporation of America Inc. receives nod from U.S. federal authorities to start permitting process

Toronto, Ontario (July 15, 2003) Twin Mining Corporation (TWG-TSX) is pleased to announce that the Notice of Intent (“NOI”) to prepare an Environmental Impact Statement (“EIS”) has been issued by the USDA Forest Service (“USFS”), the lead agency in the permitting process.  A Memorandum of Understanding (“MOU”) between the Boise National Forest and Atlanta Gold Corporation of America Inc. (“AGC”), a wholly owned subsidiary of Twin Mining, was executed on July 10, 2003 (see press release of the United States Department of Agriculture – Boise National Forest dated July 10, 2003: www.fs.fed.us/r4/boise). The MOU outlines the procedures and responsibilities of the USFS and AGC for the preparation of the EIS.

“The NOI issued by the USFS and the signing of the MOU between the Boise National Forest and AGC mark a significant milestone in our progress toward the development of our low cost Idaho gold project. Idaho is mining friendly and supports mine development in the state with their joint review process” commented H. Derbuch, Twin Mining’s Chairman, President and CEO.

An independent third-party environmental engineering firm will now be selected by the USFS to collect additional environmental baseline data and to complete the Draft Environmental Impact Statement which precedes the issuing of the EIS. The metallurgical column leach test program at the Kappes Cassiday & Associates laboratory in Reno, Nevada is nearing completion. Fourteen columns are under leach with results expected by the end of August or early September. To date, the interim results are encouraging and exceed the 65% recovery projected in Behre Dolbear & Company’s (Behre Dolbear) 1998 scoping study of the project.

Atlanta holds a 100% interest in the Atlanta Gold Project. The 1998 scoping study completed by Behre Dolbear outlined a measured mineral resource of 18,042,000 tonnes grading 1.9 grams of gold per tonne  (1,083,000 ounces gold) within the Monarch and Idaho deposits. Site cash costs, estimated by Behre Dolbear in a recent economic evaluation of the project are at U.S.$166/oz in the lowest quartile of comparable costs, globally. Mr. Derek Rance, P.Eng., Behre Dolbear’s Canadian President, is Twin Mining’s “Qualified Person” as defined by National Instrument 43-101.

The measured mineral resource is based on 325 reverse circulation drill holes and 22 core holes. Preparation of a bankable feasibility study, supervised by Behre Dolbear, is underway. Twin Mining is pleased with this progress towards a production decision at Atlanta, expected in early 2004. This project offers the potential for significant cash flow for the Company based on the recent economic evaluation by Behre Dolbear at a gold price of U.S.$325/oz.

Twin Mining, in addition to the Atlanta Gold Project in Idaho, U.S.A. is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

Forward looking Statement:

Statements in this report that describe the Company's objectives, estimates, expectation or predictions and other statements in this report preceded by words such as "should", "anticipate" or similar expressions may be "forward looking statements" within the meaning of applicable securities legislation. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the Annual Report on form 20-F of the Company as filed with securities regulatory authorities

For further information contact:

                                                        Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                                                        Fax: (416) 777-0014

Chairman, President & CEO

                                                                        E-mail: info@twinmining.com